Exhibit 99.1

Press Release

GasLog Ltd. Announces New Orders

MONACO — June 25, 2014 — GasLog Ltd. (“GasLog” or the “Company”) (NYSE:GLOG) today announced that it has ordered two new 174,000 cubic meter LNG carriers from Hyundai Heavy Industries Co., Ltd. ("Hyundai") in South Korea. The vessels are expected to be delivered in the second half of 2017, and marks GasLog’s first orders from the world’s largest shipbuilder. The vessels have been ordered with proven tri-fuel diesel electric (TFDE) propulsion with GasLog’s option to change to two stroke diesel engines with low-pressure gas injection (“LP-2S”). The two vessels will have a boil off rate of 0.09% and relatively low fuel consumption will, when delivered, be amongst the most efficient vessels in existence and are therefore expected to be extremely attractive to potential charterers. The delivered cost of the vessels will be in line with similar recent vessel orders.

In addition, GasLog has secured up to four additional priced options from Hyundai with delivery dates in late 2017 and early 2018.

GasLog’s strategy on these two vessels will be to look to place them on long-term contracts to leading counter parties ahead of their delivery.

These orders are the first vessels GasLog has ordered from Hyundai and we look forward to developing our relationship with Hyundai further. GasLog is currently involved in an initiative alongside Hyundai, DNV GL and GTT that aims to develop the next generation of LNG carriers. A link to this initiative can be found below:

http://www.dnvgl.com/news-events/news/dnv-gl-leads-new-lng-carrier-concept-project.aspx

Paul Wogan, CEO, commented, “I am delighted that we have ordered two additional newbuildings. The vessels are scheduled to deliver in the second half 2017 at a time which we believe will be very favourable for LNG shipping as additional liquefaction capacity comes on stream. We will look to place these vessels on long-term contracts with first class counterparties and so further increase the pipeline of drop down candidates for GasLog Partners LP.”

About GasLog Ltd.

GasLog is an international owner, operator and manager of LNG carriers. Following today’s new orders, GasLog’s fleet consists of 22 wholly-owned LNG carriers, including eleven ships in operation and eleven LNG carriers on order, and GasLog has six LNG carriers operating under its technical management for third parties. GasLog Partners LP, a master limited partnership formed by GasLog, owns a further three LNG carriers. GasLog’s principal executive offices are located at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. GasLog’s website is http://www.gaslogltd.com.

Forward Looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The reader is cautioned not to rely on these forward-looking statements. All statements, other than statements of historical facts, that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, including, without limitation, future operating or financial results and future revenues and expenses, future, pending or recent acquisitions, general market conditions and shipping industry trends, the financial condition and liquidity of the Company, cash available for dividends payments, future capital expenditures and dry-docking costs and new build vessels and expected delivery dates, are forward looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our expectations and projections. Risks and uncertainties include, but are not limited to, general LNG and LNG shipping market conditions and trends, including charter rates, ship values, factors affecting supply and demand, technological advancements and opportunities for the profitable operations of LNG carriers; our ability to enter into time charters with our existing customers as well as new customers; our contracted charter revenue; our customers’ performance of their obligations under our time charters and other contracts; the effect of volatile economic conditions and the differing pace of economic recovery in different regions of the world; future operating or financial results and future revenues and expenses; our future financial condition and liquidity; our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our obligations under our credit facilities; future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses; our expectations relating to dividend payments and our ability to make such payments; our ability to enter into shipbuilding contracts for newbuildings and our expectations about the availability of existing LNG carriers to purchase, as well as our ability to consummate any such acquisitions; our expectations about the time that it may take to construct and deliver newbuildings and the useful lives of our ships; number of off-hire days, drydocking requirements and insurance costs; our anticipated general and administrative expenses; fluctuations in currencies and interest rates; our ability to maintain long-term relationships with major energy companies; expiration dates and extensions of charters; our ability to maximize the use of our ships, including the re-employment or disposal of ships no longer under time charter commitments; environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities; requirements imposed by classification societies; risks inherent in ship operation, including the discharge of pollutants; availability of skilled labor, ship crews and management; potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists; and potential liability from future litigation. A further list and description of these risks, uncertainties and other factors can be found in our Annual Report filed March 27, 2014. Copies of the Annual Report, as well as subsequent filings, are available online at www.sec.gov or on request from us. We do not undertake to update any forward-looking statements as a result of new information or future events or developments.

Contacts:

Paul Wogan (CEO)

Phone: +377 9797 5115

Simon Crowe (CFO)

Phone: +377-9797-5115

Jamie Buckland (Investor Relations)

Phone: +377 9797 5118